EXHIBIT 21.1

SUBSIDIARIES OF ANIKA THERAPEUTICS, INC.

Name of Subsidiary	Jurisdiction of Formation

Anika Securities Corp.	Massachusetts

Anika Therapeutics Limited	United Kingdom

Anika Therapeutics S.r.l. (Formerly: Fidia Advanced Biopolymers S.r.l.)	Italy

ArthroSurface Incorporated	Delaware

Parcus Medical, LLC	Wisconsin